January 12, 2024

Mr. John Coleman

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	Jupiter Gold Corporation
Form 20-F for the Fiscal Year ended December 31, 2022
Filed April 28, 2023
File No. 333-214872

Dear Mr. Coleman,

Reference is made to the comment letter dated December 12, 2023 (the “Comment Letter”), sent by the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Jupiter Gold Corporation (the “Company” or “Jupiter Gold”), relating to the Company’s annual report on Form 20-F for fiscal year ended December 31, 2022 (the “2022 Form 20-F”).

Below we copy in italics each comment from the Staff’s Comment Letter, followed by our response.

Form 20-F for the Fiscal Year ended December 31, 2022

Information on the Company, page 7

1.	We note that you have not provided the information about your Property, Plants and Equipment under the heading Information on the Company, as prescribed by Item 4.D of Form 20-F, though have included limited details regarding your mineral properties under Management’s Discussion and Analysis instead.

Instruction 3 to Item 4 of Form 20-F requires issuers engaged in mining operations to provide the disclosures outlined in Subpart 1300 of Regulation S-K. We suggest that you reposition the mineral property disclosures to Item 4 to provide greater clarity, focus, and differentiation between such property details, and the discussion and analysis that is required by Item 5, regarding your financial condition and results of operations.

The disclosures pertaining to your mineral properties will need to be revised and expanded to clearly identify and distinguish between material properties and non material properties to address the requirements under Item 1303 and Item 1304 of Regulation S-K, as referenced in Item 1301(d) of Regulation S-K.

The summary disclosure should include a map of all properties to comply with Item 1303(b)(1) while the individual property disclosures should include the following details for each material property to comply with Item 1304(b) of Regulation S-K:

●	a map showing the location of the property that is accurate to within one mile using an easily recognizable coordinate system,
●	a description of infrastructure,
●	a description of the mineral rights,
●	a description of the work that you have completed on each property,
●	a description of the exploration plan, including timeframe and cost, and
●	the total cost or book value of the property at the end of the period.

The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. The information required for the individual property disclosures are more extensive and detailed in comparison.

Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.

We respectfully acknowledge the Staff’s comment and inform the Staff that the Company has two material properties, the Alpha Project and the Quartzite Project, as described in the 2022 Form 20-F. The Company will revise its disclosures under Property Plan and Equipment in its Form 20-F for the fiscal year ended December 31, 2023, to be filed on or before April 29, 2024, to reposition the mineral properties disclosures to be responsive to the Form 20-F requirements as well as to the requirements of Items 1303 and 1304 of Regulation S-K, and to ensure that the disclosure requirements of Items 1303 and 1304 of Regulation S-K are addressed in full. No other properties are considered material properties.

Further, we plan to include in our Form 20-F for the fiscal year ended December 31, 2023, summary tables and maps similar to the ones presented below.

Material Properties

Summary of Material Properties

Project	Mineral Right Number	Area (hectares)	Mineral	Municipalities	State, Country
Alpha Project	831.942/2016	1,883.01	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.140/2019	1,859.51	gold	Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.141/2019	777.94	gold	Antonio Dias, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.142/2019	1,294.65	gold	Antonio Dias, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.143/2019	50.68	gold	Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.144/2019	1,739.78	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.145/2019	936.01	gold	Dionisio, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.146/2019	557.57	gold	Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	830.064/2021	301.31	gold	Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	830.065/2021	7.6	gold	Antonio Dias, Nova Era, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	830.066/2021	1,603.58	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	830.074/2021	211.48	gold	Nova Era, Sao Domingos do Prata	Minas Gerais, Brazil
Quartzite Project	831.665/2016	94.44	quartzite	Augusto de Lima, Diamantina	Minas Gerais, Brazil

Maps of Material Properties

Alpha Project
Project Location
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
N
S
E
W
-4790000
-4780000
-4770000
-4760000
-2220000
-2230000
-2240000
-2250000
Antônio Dias
Jaguaraçu
Nova Era
Marliéria
Bela Vista de Minas
São Domingos do Prata
Dionísio
São José do Goiabal
831.141-2019
831.142-2019
831.140-2019
830.065-2021
831.143-2019
831.144-2019
830.074-2021
831.146-2019
831.942-2016
830.066-2021
831.145-2019
830.064-2021
0
2,4
4,8
7,2
9,6
12
Km
0
1000
2000
Km
0
260
520
780
Km
Municipality limit
Waterways
Roads
Mineral Rights

Alpha Project mineral rights

-4893637
-4892940
-2040816
-2041513
-2042210
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Quartzite Project
Project Location
831.665-2016
Diamantina
Augusto
de Lima
0 1000 2000
Km
0 260 520 780
Km
0 0,1 0,2 0,3 0,5 0,6
Km
Mineral Rights
Municipality limit

Quartzite Project mineral right

Non-Material Properties

Summary of Non-Material Properties

Project	Mineral Right Number	Area (hectares)	Mineral	Municipality	State, Country
Alta Floresta Project	867.176/2019	9,740.91	gold	Peixoto de Azevedo	Mato Grosso, Brazil
Alta Floresta Project	867.173/2019	83.99	gold	Terra Nova do Norte	Mato Grosso, Brazil
Alta Floresta Project	867.174/2019	47.55	gold	Matupa, Nova Guarita	Mato Grosso, Brazil
Apui Project	880.133/2016	9,325.31	gold	Apui	Amazonas, Brazil
Apui Project	880.134/2016	9,391.67	gold	Apui	Amazonas, Brazil
Apui Project	880.135/2016	9,340.04	gold	Apui	Amazonas, Brazil
Brotas de Macauba Project	870.400/2019	1,951.18	gold, palladium, platinum	Brotas de Macauba	Bahia, Brazil
Cavalcante Project	860.479/2019	1,930.79	gold	Parana (TO), Cavalcante (GO)	Goias and Tocantins, Brazil
Crixas Project	860.807/2016	1,241.63	gold	Crixas, Uirapuru	Goias, Brazil
Paracatu Project	831.883/2016	312.66	gold	Paracatu	Minas Gerais, Brazil

Maps of Non-Material Properties

-6120000
-6080000
-6040000
-6000000
-1080000
-1120000
-1160000
-1200000
Novo Progresso
Altamira
Novo Mundo
Guarantã do Norte
Matupá
867.174-2019
Nova Guarita
Peixoto de Azevedo
867.176-2019
867.173-2019
Terra Nova do Norte
Marcelândia
Colíder
Nova Santa Helena
0 11 22 33 44 55 Km
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Alta Floreta Project
Project Location
0 1000 2000 Km
0 320 640 960 Km
Municipality limit
Mineral rights
Roads
Waterways

Alta Floresta Project

-6747000
-6741000
-6735000
-6729000
-6723000
-6717000
-6711000
-6705000
-6699000
-6693000
-6687000
-6681000
-6675000
-6669000
-6663000
-726000
-732000
-738000
-744000
-750000
-756000
-762000
-768000
-774000
-780000
-786000
-792000
-798000
-804000
-810000
Manicoré
Novo Aripuanã
Borba
880.134/2016
880.135/2016
880.133/2016
Apuí
0 6 12 18 24 30
Km
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Apuí Project
Project Location
0 1000 2000
Km
0 200 400
Km
Waterways
Roads
Mineral Rights
Municipality limit

Apui Project

-4734000
-4731000
-1353000
-1356000
870.400-2019
Brotas de
Macaúbas
0
0,5
0,9
1,4
1,8
2,3
Km
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Brotas de Macauba Project
Project Location
0
1000
2000
Km
0
320
640
960
Km
Waterways
Mineral rights

Brotas de Macauba Project

-4323000
-4320000
-1449000
-1452000
-1455000
860.479-2019
Jaguaripe
Vera Cruz
0
0,6
1,1
1,7
2,2
2,8
Km
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Cavalcante Project
Project Location
0 1000 2000
Km
0 320 640 960
Km
Waterways
Mineral rights

Cavalcante Project

-5562000
-5559000
-5556000
-5553000
-5550000
-5547000
-5544000
-5541000
-5538000
-1587000
-1590000
-1593000
-1596000
-1599000
-1602000
-1605000
-1608000
-1611000
-1614000
UIRAPURU
CAMPOS VERDES
SANTA TEREZINHA DE GOIAS
860.807/2016
CRIXAS
0 2 4 6 8 10
Km
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Crixas Project
Project Location
0 1000 2000
Km
0 200 400
Km
Mineral Rights
Municipality limit
Waterways

Crixas Project

-5217000
-5214000
-1935000
-1938000
-1941000
831.883/2016
Paracatu
0
600
1200
1800
2400
3000
Metros
N
W
E
S
Coordinate System: SIRGAS 2000
Projection: Transverse Mercator
Datum: SIRGAS 2000
Units: Meter
Paracatu Project
Project Location
0
1000
2000
Km
0
200
400
Km
Roads
Municipality limit
Mineral Rights

Paracatu Project

We believe that this additional information will not materially change the information we have disclosed about our material properties in our 2022 Form 20-F.

2.	We note your disclosures on pages 9 and 13, quantifying gold mineralization at the Alpha project, and quantifying mineralization of quartzite, respectively, notwithstanding your disclosure on page 6 clarifying that you have not established reserves.

Please remove and refrain from disclosing estimates of mineralization that do not meet the resource or reserve definitions in Item 1300 of Regulation S-K, and that you are unable to support in accordance with Item 1302(a)(1) of Regulation S-K.

We inform the Staff that in our next Form 20-F for the fiscal year ended December 31, 2023, we will remove any disclosures that are not supportable pursuant to the requirements of Item 1302(a)(1) of Regulation S-K. We note that the existing disclosures identified by the Staff that quantify gold mineralization at the Alpha Project and mineralization of quartzite, are derived from publicly available reports filed with “Agência Nacional de Mineração”, the national mining agency of Brazil, for work performed under such regulatory body standards. In the next Form 20-F for the fiscal year ended December 31, 2023, we will make clear that such information does not meet the requirements of Item 1302(a)(1) of Regulation S-K, but it represents information which is publicly available and prepared in accordance with the reporting standards of the Brazilian national mining agency. We believe that investors would benefit from such additional information given the local nature of these projects.

3.	Please expand your disclosures to include the information regarding your exploration program internal controls to comply with Item 1305 of Regulation S-K, or if you have not established these controls, to include a clear statement to this effect.

We respectfully inform the Staff that we have not implemented formal exploration program internal controls to comply with Item 1305 of Regulation S-K, but we have engaged a qualified person for gold and a qualified person for quartzite, as such term is defined in Subpart 1300 of Regulation S-K, for both the Alpha Project and the Quartzite Project. Given that during fiscal year 2022 we effectuated no drilling campaigns in any material or non-material project, no such plans were detailed on the 2022 Form 20-F. We will ensure that the Form 20-F for fiscal year ended December 31, 2023, complies with the requirements of Item 1305 of Regulation S-K, to the extent applicable.

4.	We note that you include a picture of a gold bar on page 27 that you indicate was obtained from processing materials in your plant.

Please expand your disclosures to clarify whether such materials were obtained from properties in which you have an ownership or economic interest and if this is the case, also identify the particular properties involved and explain when the material was recovered and how the associated costs and gold inventories or proceeds from sales or gold have been recorded in your financial statements.

However, if the gold bar is not from you own materials but is representative of work that either was or is being performed at your plant for other persons, provide further details of the arrangements including the relevant dates, properties and persons involved, and explain how you had or are accounting for these transactions.

Otherwise, if there is no relevant correlation with your properties or work that is being performed for other persons we suggest that you either remove the picture or include disclosure clarifying why you believe it is properly associated with your plan.

The photograph of the gold bar was taken by an employee of Jupiter Gold and is an example of a product from the Company’s portable alluvial gold processing plant. In light of the Staff comment, we will consider whether in our Form 20-F for fiscal year ended December 31, 2023, to remove the photograph, or to add clarifying disclosures explaining association with the Company’s plant.

Very Truly Yours,

/s/ Marc Fogassa
Marc Fogassa
Chairman & CEO
Jupiter Gold Corporation